SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K




                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934

                    For the fiscal year ended December 31, 1998




                          LINCOLN NATIONAL CORPORATION
                      EXECUTIVE DEFERRED COMPENSATION PLAN
                                   FOR AGENTS
                            (full title of the Plan)



                           [Current Reg. No. 33-51415]



                          Lincoln National Corporation
                              200 East Berry Street
                            Fort Wayne, Indiana 46802
                 (name of Issuer and principal executive office)






                              REQUIRED INFORMATION


Because the Lincoln National Corporation Executive Deferred Compensation Plan for Agents is an unfunded plan, no plan financial statements or schedules are maintained. Accordingly, no financial statements or schedules are filed with this Annual Report.



                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


March 18, 1998                      /S/ GEORGE E. DAVIS
                                    ----------------------------------
                                    George E. Davis, Administrator

                                    LINCOLN NATIONAL CORPORATION
                                    EXECUTIVE DEFERRED COMPENSATION
                                    PLAN FOR AGENTS